XCEL BRANDS, INC.
550 Seventh Avenue, 11th Floor
New York, New York 10018

May 4, 2026

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:	Xcel Brands, Inc. Registration Statement on Form S-1 File No. 333-293200

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Xcel Brands, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Monday, May 6, 2026, or as soon thereafter as practicable.

Please notify Brad L. Shiffman of Blank Rome LLP, counsel to the Company, at (212) 885-5442 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

XCEL BRANDS, INC.

By:	/s/ James Haran
James Haran
Chief Financial Officer